Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103
Telephone 215.564.8000
Fax 215.564.8120

Taylor Brody
tbrody@stradley.com
215-564-8071

March 14, 2025

Filed via EDGAR
Mr. Tony Burak
Mr. Alberto Zapata
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	Filing on Form N-14 for Delaware Group Tax-Free Fund (File No. 333-284928)

Dear Mr. Burak and Mr. Zapata:
On behalf of Delaware Group Tax-Free Fund (the “Registrant”), submitted herewith under the EDGAR system, are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you communicated with regard to the Registrant’s Proxy Statement/Prospectus Form N-14 (the “Proxy Statement/Prospectus”).  The Proxy Statement/Prospectus was filed by the Registrant as part of the proposed Reorganization of Macquarie Tax-Free Arizona Fund into Macquarie Tax-Free USA Fund.
Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Proxy Statement/Prospectus.
Accounting Comments

1.	Comment: Please confirm supplementally that the most recent fee and expense information for the Funds has been used to prepare the fee and expense tables.

Response: The Registrant confirms that the fee and expense tables included in the Proxy Statement/Prospectus reflect the most recent fee and expense information for the Funds.

2.	Comment: In the definitive Proxy Statement/Prospectus, please reflect adjustments for the costs of the Reorganization incurred by each Fund in the capitalization table.

Response: The Registrant will make the requested change in the definitive Proxy Statement/Prospectus.

Legal Comments

3.
Comment: The facing sheet for the Proxy Statement/Prospectus includes a table of contents of the information contained in the filing. Consider deleting this table of contents as it may be confusing for shareholders.

Response: The Registrant believes that this table of contents is helpful for those viewing the filing on EDGAR to understand the different components of the filing and confirms that this table of contents will not be included in the mailing to shareholders.

4.
Comment: On page 1, the discussion of the Plan provides that “all property, assets, and goodwill (collectively, “Assets”) of the Acquired Fund will be acquired by the Acquiring Fund.” Consider deleting goodwill as goodwill is not a part of investment company accounting.

Response: The Registrant will make the requested change in the Plan and make corresponding changes in the definitive Proxy Statement/Prospectus.

5.
Comment: In the section “The Reorganization – What are the Board recommendations regarding the Reorganization?”, please clarify in (iii) that the total expense ratio, taking into account applicable expense limitation arrangements, is the “net” expense ratio.

Response: The Registrant will make the requested change in the definitive Proxy Statement/Prospectus.

6.
Comment: In the section “The Reorganization – What are the costs of the Reorganization?”, please supplementally confirm why the cost allocation includes the total costs of reorganizations proposed to occur around the same time as the Reorganization for other Macquarie Funds split among all acquiring and acquired funds and DMC. Please also include a discussion of the repositioning costs and tax consequences.

Response: The Registrant supplementally notes that cost efficiencies may be gained when multiple reorganizations are conducted at the same time. The Registrant believes that aggregating the costs across all reorganizations proposed at the same time most accurately reflects these cost efficiencies, and sharing the costs based on the proportional assets of each acquiring fund and acquired fund fairly divides these expenses, while ensuring that smaller funds are not disadvantaged. The Registrant will make the requested changes regarding the discussion of the repositioning costs and tax consequences in the definitive Proxy Statement/Prospectus.

7.
Comment: In the section “Comparison of Investment Objectives, Principal Investment Strategies, Principal Risks, and Fundamental Investment Restrictions – How do the investment objectives, principal investment strategies, principal risks, and fundamental investment restrictions of the Acquired Fund compare against those of the Acquiring Fund?”, in the comparison of the Funds’ principal investment strategies, please update the references to “Fund” to refer to the defined term “Acquiring Fund” or “Acquired Fund” as appropriate.

Response: The Registrant will make the requested change in the definitive Proxy Statement/Prospectus.

8.
Comment: In the section “Comparison of Investment Objectives, Principal Investment Strategies, Principal Risks, and Fundamental Investment Restrictions – What is the historical portfolio turnover of each of the Funds?”, please disclose the degree of repositioning which is expected in connection with the Reorganization.

Response: The Registrant respectfully notes that the disclosure indicates that any repositioning is expected to be de minimis and therefore, respectfully declines to add further disclosure.

9.
Comment: In the section “Information About the Funds – What are the fees and expenses of each Fund and what are the anticipated fees and expenses after the Reorganization?”, please disclose the impact on the expenses if the expense waivers were terminated.

Response: The Registrant respectfully directs the Staff to the following disclosure in that section of the Proxy Statement/Prospectus, “[i]n addition, if the expense limitation arrangements disclosed below are terminated or amended to increase the expense limits in the future, fees and expenses could be higher.”

10.
Comment: In the section “Information About the Funds – What are the general tax consequences of the Reorganization?”, please disclose that shareholders may have a tax liability as a result of any pre-Reorganization distributions.

Response: The Registrant will make the requested change in the definitive Proxy Statement/Prospectus.

11.	Comment: In the section “Information About the Funds – Who manages the Funds?”, please add a hyperlink to the Funds’ Form N-CSRs.

Response: The Registrant will make the requested change in the definitive Proxy Statement/Prospectus.

12.	Comment: Please confirm that MIMBT is in compliance with the Settlement Order and the undertakings therein.

Response: MIMBT is in compliance with the Settlement Order and the undertakings therein.

13.
Comment: In the section “Voting Information – How many votes are necessary to approve the Plan?”, please confirm the disclosure indicating that abstentions and broker non-votes will be treated as votes present at the Meeting is accurate given that the only proposal presented is one in which the brokers do not have discretion to vote on behalf of beneficial owners that do not provide instructions. Please disclose that if a beneficial owner does not provide instructions to its broker, the broker is not permitted to give a proxy with respect to such owner’s shares and such shares will not be treated as present for the purposes of the Meeting or for purposes of Section 2(a)(42) of the Investment Company Act of 1940, as amended. Please disclose the impact of such owners not providing instructions on the Meeting.

Response: The Registrant will make the requested changes in the definitive Proxy Statement/Prospectus.

* * * * *

Please do not hesitate to contact me at (215) 564-8071 if you have any questions or wish to discuss any of the responses presented above.
Very truly yours,

/s/ Taylor Brody
Taylor Brody
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